Exhibit 2a
                                                                   ----------

                         FIRST MEDIA TELEVISION, L.P.
                         400 Perimeter Center Terrace
                                  Suite 975
                            Atlanta, Georgia 30346




                                 June 2, 1997



Meredith Corporation
1716 Locust Street
Des Moines, Iowa  50309-3023

Attention:  Mr. William T. Kerr
            Thomas L. Slaughter, Esq.

Ladies and Gentlemen:

     Reference is hereby made to that certain Asset Purchase Agreement (the "Agreement"), dated as of January 23, 1997, by and between First Media Television, L.P., a Delaware limited partnership ("Seller"), and Meredith Corporation, an Iowa corporation ("Buyer"). Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms under the Agreement.

     The purpose of this letter is to amend and waive certain provisions of the Agreement and to set forth certain understandings with respect thereto.

     In consideration of the mutual covenants and agreements contained herein in connection with facilitating an exchange of the assets of the Florida Station after the acquisition of the Florida Station by Buyer (such transaction by Buyer, however effected, referred to as the "Disposition Transaction") between Buyer and Post-Newsweek Stations, Connecticut, Inc. ("Post-Newsweek"), Buyer and Seller, intending to be legally bound, hereby agree as follows:

     1. Definitions. (a) Section 1.1 of the Agreement is hereby amended by inserting the following terms in their proper alphabetical order:


     "Disposition Transaction" shall have the meaning assigned to such term in the First Amendment.

     "Exchange Agreement" shall have the meaning assigned to such term in the First Amendment.

     "First Amendment" means the letter amendment dated June 2, 1997 between Seller and Buyer.

     "Florida Consents" shall have the meaning assigned to such term in the First Amendment.

     "Florida Station FCC Consent" means actions by the FCC granting its consent to the assignment of the FCC Licenses with respect to the Florida Station by WCPX License Partnership to Buyer as contemplated by this Agreement.

     "Fox Stations FCC Consent" means actions by the FCC granting its consent to the assignment of the FCC Licenses with respect to both (i) the Northwest Station, by KPDX License Partnership to Buyer as contemplated by this Agreement and (ii) the Carolina Station, by WHNS License Partnership to Buyer as contemplated by this Agreement.

     "Indemnification Deposit" means on the Closing Date (subject to modification pursuant to Section 6.13) Twenty Million Dollars ($20,000,000) of the Purchase Price, to be deposited at Closing by Buyer, and on the date that is nine months after the Closing Date of the First Closing means Ten Million Dollars ($10,000,000) plus the sum of (i) the amount of any claims previously paid from the Indemnification Amount and
     (ii) an amount sufficient to satisfy any claims pending on such date made by Buyer with respect to indemnification under Section 10 hereof pursuant to the Indemnification Fund Agreement.

     "Post-Newsweek" shall have the meaning assigned to such term in the First Amendment.

     "Post-Newsweek Stations" shall have the meaning assigned to such term in the First Amendment.

          (b) Section 1.1 of the Agreement is hereby amended by deleting the definition of "FCC Consent" and inserting the following definition of "FCC Consent" in its place.

     "FCC Consent" means both the Fox Stations FCC Consent and the Florida Station FCC Consent.

     2. FCC Consent. Subsection (c) of Section 6.1 is hereby deleted in its entirety and the following subsection (c) of Section 6.1 in its entirety is substituted in its place:

          (c) Buyer will at Closing be legally, financially and otherwise qualified to be the licensee of, acquire, own and operate each of the Stations under the Communications Act, and the rules, regulations and policies of the FCC. Buyer hereby agrees that it will use diligent efforts to consummate the Disposition Transaction in accordance with
     Section 6.1(c) of the Agreement and Section 8 of the First Amendment on the Closing Date for the Second Closing or divest the assets of WOFL and WOGX to a qualified third party. Buyer has prior to the date of the First Amendment, selected a trustee for the WOFL/WOGX Trust, negotiated a WOFL/WOGX Trust Agreement substantially in the form attached hereto as
     Exhibit 6.1, without any modifications inconsistent with applicable governmental requirements, and filed an application for FCC consent to assign the licenses of WOFL and WOGX to the proposed trustee of the WOFL/WOGX Trust. Buyer shall within five (5) business days after the date hereof, file an application for FCC consent to assign the licenses of the Florida Station to Post-Newsweek, provided that Buyer shall continue to prosecute the application for FCC consent with respect to the WOFL/WOGX Trust. To the extent Buyer seeks to divest of the assets of WOFL and WOGX to a third party, upon executing a definitive agreement prior to the Closing Date to sell the assets of WOFL and WOGX to a third party, Buyer shall promptly file an application for FCC consent to assign the licenses of WOFL and WOGX to such third party, provided that Buyer shall continue to prosecute the application for FCC consent with respect to the WOFL/WOGX Trust. In the event FCC rules or procedures allow Buyer to prosecute only one of the applications relating to WOFL and WOGX, Buyer shall prosecute the trust application. In the event Buyer has not divested the assets of the Florida Station to Post-Newsweek or divested the assets of WOFL and WOGX to a third party on or before the Closing Date for the Second Closing, Buyer will transfer the assets of WOFL and WOGX on or before the Closing Date for the Second Closing to the WOFL/WOGX Trust, and thereafter Buyer will take all steps necessary or appropriate to ensure that the sale of the assets of the Florida Station to Post-Newsweek is consummated or that the trustee of the WOFL/WOGX Trust files an application for consent to assign the licenses of WOFL and WOGX to a third party in either case within six (6) months of the Closing Date for the Second Closing. Buyer further agrees that (i) it will not seek a waiver of 47 C.F.R. Section
     73.3555 with respect to the proposed contour overlap between WOFL or WOGX and the Florida Station, and (ii) if, based upon discussions with the FCC staff, Seller reasonably concludes that a commitment by Buyer to take the actions set forth below will be required by the FCC as a condition to a grant of the Florida Station FCC Consent, Buyer hereby agrees to notify the FCC that Buyer will (a) at the Second Closing transfer the assets of WOFL and WOGX to the WOFL/WOGX Trust (provided that such transfer will be subject to the grant by the FCC of consent with respect to the WOFL/WOGX Trust) or (b) consummate the Disposition Transaction immediately following the Second Closing.

     3. Bank Account for Deposits. Section 6.7(c) is hereby amended by deleting the reference to "Union Bank of California, N.A." and by replacing it with "First National Bank of Chicago/NBD."

     4. Employee Matters. Section 6.9(i) is hereby amended by deleting the language "60 days prior to the Closing Date" and by replacing it with "June 30, 1997."

     5. Partial Closings. Section 6.13 is hereby deleted in its entirety and the following Section 6.13 in its entirety is substituted in its place:

     Section 6.13 Partial Closings. Notwithstanding any provision of this Agreement to the contrary, Buyer and Seller hereby agree as follows:

          (a) Subject to satisfaction (or waiver by the party for whose benefit the condition is imposed) of applicable conditions precedent to the First Closing, as provided in this Section 6.13, Buyer and Seller shall, on the later of (a) July 1, 1997 and (b) the date specified by Buyer to Seller, on not less than five (5) business days written notice which shall not be more than ten (10) business days following the date of release by the FCC of a public notice of its action granting the FCC Consent, consummate the First Closing on the terms and conditions set forth herein. Without changing the applicable conditions precedent to the First Closing as provided in this Section 6.13, the provisions of Section 8.1(a)(2) and (3) shall be applicable with respect to the First Closing to the extent relevant on the date otherwise scheduled for the First Closing.

          (b) (i) Subject to clauses (b)(ii), (iii) and (iv) below and subject to satisfaction (or waiver by the party for whose benefit the condition is imposed) of applicable conditions precedent to the Second Closing as provided in this Section 6.13, Buyer and Seller shall, on the date specified by Buyer to Seller on not less than five (5) business days written notice by Buyer to Seller, consummate the Second Closing on the terms and conditions set forth herein. Without changing the applicable conditions precedent to the Second Closing as provided in this Section 6.13, the provisions of Section 8.1(a)(2) shall be applicable with respect to the Second Closing to the extent relevant on the date otherwise scheduled for the Second Closing.

          (ii) Notwithstanding the foregoing clause (i), within two business days following the date of release by the FCC of a public notice of its action granting the FCC Consent, Buyer may, upon written notice to Seller within such two business day period, elect to postpone the Second Closing of the sale of the assets of the Florida Station until the earlier of (a) January 2, 1998 and (b) the date scheduled for consummation of the Disposition Transaction pursuant to Section 4.1 of the Asset Exchange

     Agreement dated the date hereof between Buyer and Post-Newsweek (the "Exchange Agreement"), on the terms and subject to the conditions set forth in this Section 6.13 (hereinafter and subject to the following sentence, the "Postponement"). Buyer and Seller hereby acknowledge that by executing the First Amendment, Buyer hereby elects the Postponement and hereby certifies pursuant to subsection (iv) below that the consummation of the Disposition is reasonably likely based on the execution of the Exchange Agreement. Buyer and Seller will cooperate during the Postponement to seek all required extensions of the Florida Station FCC Consent and the FCC Consent relating to the WOFL/WOGX Trust (collectively, the "Florida Consents") for the duration of such Postponement; provided, however, that in the event the FCC either declines to extend the Florida Station FCC Consent or declines to extend either of the Florida Consents, notwithstanding anything to the contrary in this Agreement, Buyer and Seller will consummate the Second Closing no later than the last effective business day for both of the Florida Consents, as those consents may have been extended previously.

          (iii) If within the two business day period referred to in Section 6.13(b)(ii) above, Buyer does not elect Postponement, as contemplated herein, Buyer shall have no further right to elect Postponement.

          (iv) In the event of Postponement, for such Postponement to be effective, consummation of either the sale of WOFL and WOGX or consummation of the Disposition Transaction by the date specified in
     Section 6.13(b)(ii) above must be reasonably likely, as certified by Buyer to Seller in writing at the time of election of Postponement, such certification to contain reasonable detail specifying the basis for such certification and which certification shall be reasonably satisfactory to Seller.

          (c)  For purposes of this Agreement, the following terms shall apply:

          (i) "Closing" or "Closings" shall mean, as appropriate in the circumstances, the first consummation of the purchase of the assets of the Northwest Station and the Carolina Station, the subsequent consummation of the purchase of the assets of the Florida Station and all consummations of the acquisition of Stations pursuant to this Agreement, collectively.

          (ii) "First Closing" shall mean the consummation of the purchase of the assets of the Northwest Station and the Carolina Station.

          (iii) "Second Closing" shall mean the consummation of the purchase of the assets of the Florida Station.

          (iv) "Closing Date" or "Closing Dates" shall mean, as appropriate in the circumstances, the date on which the First Closing takes place, the date on which the Second Closing takes place, and all dates on which Closings take place, collectively.

          (v) "First Closing Date" shall mean the date on which the First Closing takes place.

          (vi) "Second Closing Date" shall mean the date on which the Second Closing takes place.

          (d) The following provisions shall be applicable to the separate Closings of the Stations hereunder:

          (i) At each Closing, the certificates and other documents contemplated by this Agreement shall be delivered in the form and substance provided for in this Agreement, with the conveyancing documents to be delivered under Sections 8.2(a) and 8.3(d) modified as necessary or appropriate to reflect the provisions of this Section 6.13 and to relate only to the Stations being sold at such Closing; provided it is understood and agreed that the deliveries to be made by Seller under Section 8.2(f) and (h), and the deliveries to be made by Buyer under Section 8.3(e) and
     (g), shall be made only at the First Closing.

          (ii) At the First Closing, each of the conditions precedent set forth in Section 7 shall apply as if all Stations were being sold at such Closing, but modified as necessary or appropriate to reflect the provisions of this Section 6.13; it being understood, without limiting the generality of the foregoing, that Section 7.1(d) and Section 7.2(d) shall apply at the First Closing only to the Fox Station FCC Consent;

          At the Second Closing, with respect to Seller, the conditions precedent set forth in Section 7.2 shall only apply with respect to the Florida Station, and with respect to Buyer, only the condition precedent set forth in Section 7.1(f) and 7.1(g) (subject to the modification of deliveries set forth in this Section) shall apply and all other conditions precedent to Buyer's obligations shall not apply and shall be deemed to have been satisfied at the First Closing; provided, however, it is understood and agreed that during the period between the First Closing and the Second Closing, Seller shall continue to operate the Florida Station in the ordinary course of business consistent with past practices and subject to the limitations set forth in Sections 5 and 6 (to the extent relevant, and subject to subsection (viii) below) and Seller shall not take any intentional action or intentionally omit to take any action that would make the representations and warranties of Seller set forth herein untrue; provided that Buyer shall be obligated to consummate the sale of the Florida Station unless the breach by Seller of the foregoing would result in a Material Adverse Change;

          At the Second Closing, with respect to Seller, the conditions precedent set forth in Section 7 to Seller's obligations shall apply, modified as necessary or appropriate to reflect the provisions of this
     Section 6.13.

          (iii) At the First Closing, the purchase price for the assets of the Northwest Station and the Carolina Station shall be Two Hundred Sixteen Million Dollars ($216,000,000), which sum shall be (1) subject to upward or downward adjustment, as the case may be, on and after the First Closing Date, pursuant to Section 2.5(a) and as provided for in this Section, and
     (2) reduced by one half of the Indemnification Deposit ($10,000,000), which Buyer shall deliver to the Indemnification Escrow Agent. All payments of the purchase price relating to the Northwest Station and the Carolina Station and the applicable portion of the Indemnification Deposit shall be made in accordance with the applicable provisions of this Agreement relating to the Purchase Price and the Indemnification Deposit.

          (iv) At the Second Closing, the Purchase Price for the assets of the Florida Station shall be Two Hundred Nineteen Million Dollars ($219,000,000), which sum shall be (1) reduced by the amount of the Escrow Amount on the Second Closing Date, that is delivered by Escrow Agent to Seller on the Second Closing as a credit against the Purchase Price; (2) subject to upward or downward adjustment, as the case may be, on and after the Second Closing, pursuant to Section 2.5(a) and as provided for in this Section and (3) reduced by one half of the Indemnification Deposit, which Buyer shall deliver to the Indemnification Escrow Agent. Payments of the purchase price relating to the Florida Station and the applicable portion of the Indemnification Deposit shall be made in accordance with the applicable provisions of this Agreement.

          (v) At each Closing, adjustments to the Purchase Price shall be made only with respect to the Station(s) transferred at such Closing in accordance with the provisions of Section 2.5. Adjustments after Closing shall be made in accordance with Section 2.5, with applicable dates for providing or delivering certificates and statements being measured from the applicable Closing Date.

          (vi)  For purposes of the eighteen month survival period set forth in
     Section 10.1 and the eighteen month period for which the Indemnification Deposit is to be held pursuant to Section 10.2 and the Indemnification Fund Agreement, such period shall be measured from the First Closing. In the event of a Postponement, the parties shall negotiate appropriate changes to the Indemnification Fund Agreement to reflect the provisions of this Section 6.13(d)(vi).
                                     - 7 -

          (vii) For purposes of the appraisal referred to in Section 2.4, such appraisal shall be obtained only after the Second Closing (and the 90 day period referred to therein shall run from that date) or if the Second Closing does not take place, after termination of this Agreement with respect to the Florida Station.

          (viii) For purposes of Section 6.7 and 6.9, such Sections shall apply, to the extent applicable, at each Closing with respect to the Stations being transferred at each Closing. Notwithstanding the foregoing, until the Second Closing Buyer: (1) shall not be permitted to continue Seller's group health plan as contemplated by Section 6.9(c);
     (2) shall not assume responsibility for payment of claims under such plan under Section 6.9(h); and (3) shall not be permitted to assume any other Employee Plan under Section 6.9(i). Following the First Closing, Buyer may request to provide welfare benefit coverage to the Assumed Employees by becoming a participating employer in any Employee Plan sponsored by Seller, such that the Plan becomes a multiple employer welfare arrangement under ERISA, provided (i) the Employee Plan is insured (including a minimum premium or split-risk arrangement) and (ii) Buyer reimburses Seller for the costs associated with providing such coverage to the Assumed Employees and indemnifies and holds Buyer harmless from and against all liabilities associated with the coverage provided to the Assumed Employees under such Employee Plan following the First Closing; and Seller shall use commercially reasonable efforts to amend the underlying insurance policies to permit Buyer to become a participating employer under such Employee Plan.

          (ix) In the event of Postponement, for purposes of the Second Closing, the January 23, 1998 date referenced in Section 9.1 shall be extended to March 30, 1998; and if the Second Closing has not occurred solely because any required notice period for Closing has not lapsed, such date shall be extended until the lapse of such period.

          (e) (i) If the First Closing has not occurred by the date specified in Section 6.13(a), then the provisions of Sections 9.1(c) and (d) and 9.2 hereof shall be applicable, as appropriate; and (ii) if the First Closing occurs, the entire amount of the Escrow Amount shall remain in escrow until the Second Closing; provided that if the Second Closing has not occurred by the date specified in Section 6.13(b), then (1) if the Second Closing has not taken place for any reason other than Seller's failure to make the deliveries required to be made under this Agreement at the Second Closing or breach by Seller of its obligations set forth in Section 6.13(d)(ii) that would result in a Material Adverse Change, Seller shall have the right to terminate this Agreement with respect to the Florida Station only and shall have the right to retain the Escrow Amount as liquidated damages and as the exclusive remedy of Seller for such failure of the Second Closing to take place, such amount being agreed to by the parties to constitute a reasonable estimate of the damage to be suffered by Seller as a result of such failure and does not constitute a penalty, the parties hereby acknowledging the inconvenience and nonfeasibility of otherwise obtaining an adequate remedy; and (2) if the Second Closing has not taken place due to a failure or breach by Seller referred to in the preceding clause (1), Buyer shall reserve the right to terminate this Agreement with respect to the Florida Station only, and shall have the right to a return of the Escrow Amount and to pursue all legal or equitable remedies for breach of contract.

          (f) Buyer and Seller shall negotiate in good faith any other changes to this Agreement reasonably necessary to effectuate the intent of this
     Section 6.13.

     6. Condition. Subsection (g) of the Section 7.2 is hereby amended by inserting prior to the period at the end thereof the following language: "or
(3) stand ready, willing and able to exchange the Florida Station immediately after the purchase of the Florida Station hereunder in accordance with the Exchange Agreement".

     7. Termination. Subsection (e) of Section 9.1 is hereby deleted in its entirety and the following subsection (e) of Section 9.1 in its entirety is substituted in its place:

          (e) by Seller, if Seller is not in default or breach in any material respect of its obligations under this Agreement such that Buyer's conditions precedent to Closing will not be satisfied and Buyer's other conditions precedent to Closing set forth in Section 7.1 are otherwise satisfied or could be satisfied at Closing by delivery of appropriate documentation, if (1) the conditions set forth in Section 7.2(g) have not been satisfied or waived prior to or concurrent with Closing, (2) the conditions set forth in Sections 7.1(d) or 7.2(d) have not been satisfied due to the failure of the FCC to approve an application for consent to assign the licenses of the Florida Station to Post-Newsweek or to assign the licenses of WOFL and WOGX either to a third party or to the trustee of the WOFL/WOGX Trust as contemplated by Section 6.1(c) or otherwise due to Buyer's ownership of WOFL or WOGX, by January 23, 1998 (or any extended date as provided for hereunder in Section 8.1(a)(3)) or (3) the conditions set forth in Sections 7.1(e) or 7.2(e) have not been satisfied due to a concern relating to the proposed assignment of the licenses of the Florida Station to Post-Newsweek or to the proposed assignment of the licenses of WOFL and WOGX either to a third party or to the trustee of the WOFL/WOGX Trust or otherwise due to Buyer's ownership of WOFL or WOGX, by January 23, 1998 (or any extended date as provided for hereunder in Section 8.1(a)(3)); or

     8. Structure. It is understood and agreed that in connection with the Disposition Transaction, Buyer will (i) leave on file and continue to prosecute in accordance with the terms of the Agreement, the application for FCC consent to assign the licenses of WOFL and WOGX to the trustee of the WOFL/WOGX Trust and (ii) within five (5) business days after the date hereof, prepare and file with the FCC appropriate applications for FCC consent to the Disposition Transaction. Buyer represents and warrants as follows: (a) Buyer has entered into the Exchange Agreement and (b) except as set forth in Section 7.26 of the Exchange Agreement, Buyer knows of no fact that would, under existing law and the existing rules, regulations, policies and procedures of the FCC, (i) disqualify Buyer as an assignee of the FCC licenses relating to any station owned by Post-Newsweek that the Buyer contemplates acquiring in such exchange ("Post-Newsweek Stations") or as the owner and operator of any Post-Newsweek Stations, in the case of a Disposition Transaction including an exchange of assets, (ii) disqualify Post-Newsweek as an assignee of the FCC Licenses relating to the Florida Station or as the owner and operator of the Florida Station, or (iii) cause the FCC to fail to approve in a timely fashion any of the applications for FCC consent to the Disposition Transaction.

     Buyer covenants and agrees as follows: (a) Buyer will promptly (i) notify the DOJ and the FTC that the WOFL/WOGX Trust Agreement is being modified to provide for the termination of the WOFL/WOGX Trust if either WOFL/WOGX are sold to a third party, or if the Florida Station is sold or otherwise transferred by Buyer to Post-Newsweek and (ii) obtain any necessary consent of the DOJ and the FTC in connection therewith; (b) Buyer will not (i) amend or (ii) except for the reasons explicitly contemplated by Section 4.1 of the Exchange Agreement, extend the date scheduled for closing under Section 4.1 of the Exchange Agreement without the prior written consent of Seller; and (c) Buyer will comply with the terms of the Exchange Agreement and use all commercially reasonable efforts to consummate the transactions contemplated by the Exchange Agreement in accordance with the terms thereof as soon as is reasonably practicable.

     As contemplated under Section 6.13 of the Agreement (as amended hereby), Buyer has elected to exercise its rights to the Postponement; provided, however, that if the FCC has not granted its consent to the Disposition Transaction or Buyer and Post-Newsweek are not ready, willing and able to close the Disposition Transaction on the date contemplated by Section 6.13(b) of the Agreement, Buyer will (i) transfer the assets of WOFL and WOGX, on or before the date scheduled for the Second Closing, to the WOFL/WOGX Trust, and thereafter Buyer will (a) take all steps necessary or appropriate to ensure that the trustee of the WOFL/WOGX Trust files an application for consent to assign the licenses of WOFL and WOGX to a third party within six (6) months of the Closing Date or (b) consummate the Disposition Transaction or otherwise divest of the Florida Station and (ii) consummate the Second Closing in accordance with the terms of the Agreement.

     9. Schedules. Schedules 3.5, 3.7 and 3.8 are hereby amended as of the date of the Agreement as indicated in Exhibit A hereto; provided, however, that it is understood and agreed that agreements and contracts entered into after the date of the Agreement in accordance with the terms of the Agreement are not referenced in Exhibit A hereto. It is understood and agreed that the assets listed on Schedule 6.2 relate exclusively to the Florida Station.

     10. No Other Waiver or Consent. The execution, delivery and effectiveness of this waiver shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of Seller under the Agreement, and Seller has not consented, is not hereby consenting, and is not agreeing to consent, to any agreement between Buyer and Post-Newsweek that would in any way modify or affect the rights and obligations of Buyer and Seller under the Agreement except as specifically contemplated hereby. Without modifying or expanding the rights and obligations of the parties under Section 3 of the Letter Agreement dated the date hereof among Buyer, Seller, Post-Newsweek and Post-Newsweek Stations, Inc., Buyer acknowledges and agrees that Seller shall have no additional liabilities to Buyer (relating to any claims made by Post-Newsweek or Post-Newsweek Stations, Inc. or otherwise) as a result of Buyer entering into the Exchange Agreement with Post-Newsweek.

     11. Affirmation. Except as amended hereby and waived hereunder, the Agreement and each of the Schedules and Exhibits thereto are affirmed.

     12. Reference to and Effectiveness of this Letter Amendment. Upon the effectiveness of this letter amendment, and on and after the date hereof, each reference in the Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import, and each reference to the Agreement in the other documents relating to the Agreement, shall mean and be a reference to the Agreement as amended hereby. The effectiveness of this letter agreement is conditioned upon receipt of an executed counterpart of Buyer to this letter agreement.

     If the foregoing accurately reflects your understanding and constitutes an agreement, please sign below evidencing your acceptance and agreement with the foregoing, and return one copy of this letter to the undersigned. This letter may be signed in counterparts, all of which taken together shall constitute an instrument, and any of the parties hereto may execute this letter by signing any such counterpart.

                         Very truly yours,

                         FIRST MEDIA TELEVISION, L.P.

                         By:  First Media, L.P., its
                              General Partner

                         By:  First Media Corporation,
                              its General Partner


                              By:    /s/ Richard E. Marriott
                                   --------------------------
                                   Name:  Richard E. Marriott
                                   Title: Chairman and CEO





Accepted and agreed to as of the Date set forth above:



                         MEREDITH CORPORATION



                         By:    /s/ William T. Kerr
                              ------------------------
                              Name:  William T. Kerr
                              Title: President and CEO

                                   EXHIBIT A



                        Schedule 3.5       Real Property

                        Schedule 3.7       Contracts

                        Schedule 3.8       Intangibles